The OLB Group, Inc.
200 Park Avenue
Suite 1700
New York, NY 10166

June 26, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	The OLB Group, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 14, 2019
CIK No. 0001314196

Dear Ms. Collins,

On behalf of The OLB Group, Inc. (the “Company”) we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 26, 2019, regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 12, 2018 (the “Registration Statement”). Concurrently with this response, the Company has filed an amended Registration Statement on Form S-1 reflecting the Staff’s comments. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 1 to Draft Registration Statement on Form S-1

Capitalization, page 39

1.	Please include an adjustment for the proceeds of the offering that will be used to repay a portion of your outstanding debt. Additionally, please tell us why you include both pro forma and pro forma as adjusted columns and if necessary, revise the bullet points preceding the table to explain what each column represents.

The Company has revised the “Capitalization” section in the Registration Statement to include an adjustment for the proceeds of the offering that will be used to repay a portion of your outstanding debt. The Company has removed the pro forma as adjusted column from the “Capitalization” section in the Registration Statement.

Securities and Exchange Commission

June 26, 2019

Business

Our Industry, page 46

2.	You advise that you have revised the prospectus in response to prior comment 10. We note, however, that no revisions have been made. Please provide the date of publication of the Nilson Report.

The Company has revised the Registration Statement to remove the information obtained from the Nilson Report.

Description of Our CrowdPay Business page 51

3.	In response to prior comment 11, you include a discussion of certain requirements that apply to issuers under Regulation D, Regulation Crowdfunding, and Regulation A+. Please also address the different requirements that apply to you as a registered funding portal in offerings conducted under Regulation Crowdfunding and as an unregistered intermediary in offerings conducted under Regulation D and Regulation A+. With regard to each type of offering, specifically describe the scope of the services that you may provide and the fees that you may collect without being deemed a broker-dealer. Refer to Item 101(h)(4)(ix) of Regulation S-K.

The Staff is advised that the Company is not a registered funding portal nor is the Company a broker-dealer. The Company, through CrowdPay, hosts a platform that targets small and midsized businesses seeking to raise capital and by registered broker-dealers seeking to host capital raising campaigns for such businesses by integrating the platform onto their websites. CrowdPay will also provide certain services to these third parties, including compliance as well as all software-as-a-service services. The Company has revised the Registration Statement to clarify that the Company is not a registered funding portal or a broker-dealer.

Certain Relationships and Related Party Transactions page 64

4.	We note your revised related party transaction disclosure in response to prior comment 12 does not include the $163,000 that you borrowed from Mr. Herzog pursuant to the terms of a promissory note dated July 12, 2016. Please revise or advise. Also, please disclose the material terms of the transaction(s) underlying the accrued expenses due to related parties totaling $81,694 or tell us why they are not required to be disclosed. See Item 404(d) of Regulation S-K.

The Company has revised the Registration Statement to specifically include the $163,000 that the Company borrowed from Mr. Herzog which has previously been repaid. The Company has further revised the Registration Statement to reflect that the accrued compensation and advances due to related parties (Mr. Yakov) were completed in simple transactions and that the Company does not owe any interest or have a term by which such expenses must be repaid.

Interim Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation, page F-17

5.	Please tell us the amount of revenue attributable to Omnisoft and CrowdPay for each period in which they were presented and where they are reflected in the financial statements provided.

Securities and Exchange Commission

June 26, 2019

The Staff is advised that the amount of revenue attributable to Omnisoft during the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018 and 2017 is $0, $62,621, $25,462 and $1,000, respectively. The Staff is further advised that the amount of revenue attributable to CrowdPay during the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018 and 2017 is $0, $4,500, $12,072 and $132,205, respectively.

Revenue and cost recognition, page F-19

6.	We noted your response to prior comment 16. If you are reporting your financial statements in conformity with U.S. GAAP, you are required to comply with either ASC 605 or ASC 606, regardless of your Emerging Growth Company status. Please tell us which accounting standard you are using to recognize revenue. To the extent you have not yet adopted ASC 606, revise to include a discussion of the impact that this standard will have on your financial statements when adopted and clearly disclose when you intend to adopt such standard. Refer to SAB Topic 11.M.

The Staff is advised that the Company currently complies with ASC 605 to recognize revenue. As an emerging growth company, the Company is not required to comply with ASC 606 until the Company’s 2019 annual reporting period and for interim periods after 2019. The Company is currently in the initial phase of analyzing the potential impact this standard will have on its consolidated financial position and results of operations.

Unaudited Pro Forma Condensed Combined Financial Information, page F-47

7.	We noted your response to comment 17. Please explain further why you believe pro forma adjustments for amortization expense related to the stepped up basis in acquired intangible assets and interest expense related to the change in outstanding debt are not necessary.

The Staff is advised that the Company has filed in the Registration Statement consolidated financial statements for December 31, 2018 and March 31, 2019 which include the effects of the Company’s 2018 acquisitions including the adjustment of the amortization expense.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Matthew Bernstein, Esq. at mbernstein@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Ronny Yakov
Ronny Yakov Chief Executive Officer

cc:	Matthew Bernstein, Esq.
Ellenoff Grossman & Schole LLP